Credit Suisse Fortinbras USD Excess Return Three Factor Model Index January 2009 CREDIT SUISSE, NASSAU BRANCH Filed pursuant to Rule 433 Registration Statement No. 333-132936-14 Dated January 8, 2009

1 Executive Summary The Credit Suisse Fortinbras USD Excess Return Three Factor Model Index (“TFMI” or “Index”) is a Fixed Income Algorithmic Trading Strategy born out of a partnership between: Credit Suisse acting as Index Calculation Agent and Fortinbras Asset Management (“FAM”) as Trading Signal Calculation Agent FAM Fortinbras is a fixed income boutique, based in Frankfurt, authorized and regulated by BaFin Fortinbras’ principals have developed a proprietary momentum-based algorithm which seeks to identify trends in fixed income markets The algorithm has been in use for approximately 19 years The Index Tracks the performance of the Fortinbras’ algorithm across various points of the term-structure to capture variability in the three main drivers of interest rate curve moves: level, slope and curvature Allocates long/short positions in major liquid swap markets: 1yr, 2yr and 5yr swaps in EUR, GBP, USD and CHF Published daily on Bloomberg (CSFNERUS <Index>) Alpha generating strategy Risk-adjusted historical excess (“alpha”) returns1: – Average net 12m returns since 20002: 3.35% – Downside Volatility: 2.35% – Sharpe ratio3 for downside volatility: 1.43 Return distribution historically skewed to the upside1 Diversification tool – With fixed-rate bond portfolios: positive correlation when markets perform well and negative correlation when they perform poorly relative to fixed-rate bond portfolios Credit Suisse can structure principal protected and non - principal protected notes to efficiently access the Index Notes: 1. The Index is retrospectively calculated prior to June 27, 2008. Such retrospective calculations do not represent actual trading, do not involve financial risk, and may present sharp differences to actual results. In the future, the performance of the Index may be significantly different than the results shown. Past performance is not indicative of future results. 2. Returns are average of monthly 12m rolling returns net of 0.60% per annum fixed fees on excess return basis, USD terms, since January 2000. 3. The Sharpe Ratio is measured as ratio of Annualised Return to Annualised Downside Volatility (also known as Sortino Ratio).

2 Summary Risk Factors The summary of the risk factors appearing below is not intended as a complete description of all risks associated with the Index or an investment in securities linked to the Index. There are additional risks inherent in an investment in the specific products or structures which may be linked to the Index. Please review the risk factor sections in any applicable term sheet and product supplement. A prospective investor should consult his/her investment, legal, tax, accounting and other advisors before deciding to invest in securities linked to the Index. Limited History of the Index – Publication of the Index began June 27, 2008. Therefore the Index has very limited performance history, and no actual investment that allowed a tracking of the performance of the Index was possible before such date. Historical Performance Not Indicative of Future Performance – The future performance of the Index cannot be predicted based on its historical performance. Strategy Risk – There is no assurance that the Index or the strategy on which the Index is based will be successful. In particular, in periods of high or low volatility but no general trend, Index performance is likely to be adversely affected. Various market factors and circumstances at any time and over any period could cause and have in the past caused investors to become more risk averse to interest rate swap markets. The currencies underlying the interest rate swaps may be volatile and subject to large fluctuations, devaluations, exchange controls and inconvertibility, which could adversely affect the performance of the Index. Index Contains an Embedded Fixed Fee – The Index contains an embedded fixed fee of 0.60% per annum, which applies regardless of the performance of the Index.

3 Summary Risk Factors (Cont’d.) Gains May Offset Losses – Price movements in the various swap positions may not correlate with each other. Any gain in one position may be offset by a loss in another position. The performance of the Index will be based on the appreciation or depreciation of the Index as a whole. Therefore, a positive return in one position may be offset, in whole or in part, by a negative return of a lesser, equal or greater magnitude in another position. Interest Rate Swap Markets May Be Highly Volatile - Interest rate swap markets and interest rates more generally may be highly volatile. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Interest rate risks include, but are not limited to, market volatility and potential interference by the U.S. or foreign governments through regulation of local markets. These factors may adversely affect the value of the Index and different factors may cause the values of the Index components and the volatility of their prices to move in inconsistent directions at inconsistent rates. Volatility of Currency Markets – Currency markets may be highly volatile. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency risks include, but are not limited to, convertibility risk, market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may adversely affect the value of the Index in varying ways, and different factors may cause the values of the Index components and the volatility of their prices to move in inconsistent directions at inconsistent rates. Legal and Regulatory Risks – Legal and regulatory changes could adversely affect currency and interest rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. Any such action could cause unexpected volatility and instability in currency and interest rate markets with a substantial and adverse effect on the performance of the Index. Economic and Market Factors – The value of the Index will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

4 Background The Model is designed to take long or short positions in each of the Underlying Swaps in order to benefit from trends in changes in level, slope and curvature of the yield curve. If a long position is taken (“receiver swap”), a contract is entered into to receive fixed rate payments from the swap counterparty in exchange for making floating rate payments to the swap counterparty. If a short position is taken (“payer swap”), a contract is entered into to make fixed rate payments to the swap counterparty in exchange for receiving floating rate payments from the swap counterparty. In either case, the fixed rate payments are equal to the mid-market par rate of the relevant Underlying Swap (“receiver swap”) as traded in the interest rate swap market. Given the ability of the Model to go long or short each position, trends can be exploited regardless of their direction. Example: If the Model were long on all twelve Underlying Swaps, it would be positioned for trends towards lower interest rates across the yield curve. Example: If the Model were long the 1-year Underlying Swaps but short the 2 and 5-year Underlying Swaps, it would benefit from a trend towards a steeper yield curve or a parallel shift to higher interest rates across the whole yield.

5 The algorithmic principle for long/short positioning has been unchanged since inception in 1989 Period 1 Example 1: No Signal Change +1 Initial position: long Upper Bound = max (Pt-a, Pt-b, Pt-c, Pt-d. . .) +1 No Signal Change: position remains long Lower Bound = min (Pt-a, Pt-b, Pt-c, Pt-d. . .) Example 2: SIGNAL CHANGE! -1 SIGNAL CHANGE!: position changes to short Today’s asset price is compared with the maximum and minimum prices of the relevant reference period to decide on trading positions: Long position if Pt is greater than the highest price of the relevant reference period Short position if Pt is less than the lowest price of the relevant reference period If Pt is neither greater than the highest price or less than the lowest price of the relevant reference period, the previous position is carried over If the initial position is long and the model confirms the long position, there is no change to the position and the same is true with respect to an initial position of short The reference period is adjusted based on the volatility of asset prices In Example 1, since the initial position is long (+1), and Pt is greater than the highest price of the reference period, there is no signal change and the position will remain long (+1) In Example 2, since the initial position is long (+1), and Pt is less than the lowest price of the reference period, there is a signal change and the position changes to short (-1)

6 The algorithmic principle for long/short positioning has been unchanged since inception in 1989 Example 1: No Signal Change Example 2: SIGNAL CHANGE! Period 2 +1 No Signal Change: position is still long  In Example 1, since the initial position is long (+1), and Pt is neither greater than the highest price of the reference period or less than the lowest price of the reference period, there is no signal change and the position will remain long (+1) .. In Example 2, since the initial position is short (-1), and Pt is greater than the highest price of the reference period, there is a signal change and the position changes to long (+1) SIGNAL CHANGE!: position changes to long +1

7 The Index applies this algorithmic principle to a portfolio of swaps .. The TFMI is an excess return index which represents the gains/losses from the long/short interest rate swap positions in the various swap markets and tenors .. Gains/losses in various foreign currencies resulting from the interest rate swap positions are changed daily into US dollars .. Equally weighted notionals across currencies (with an annual FX rebalancing) .. Approximately duration weighted across tenors within each currency to achieve the same exposure to each asset .. The weightings of the underlying swap positions total 100% in each currency. The weighted performance of all underlying swap positions are aggregated to determine the total profit and loss on a daily basis. The total profit and loss is taken into account in determining the closing level of the Index. 1 year 2 year 5 year Long/Short 57.144% Long/Short 57.144% Long/Short 57.144% Long/Short 57.144% Long/Short 28.572% Long/Short 28.572 % Long/Short 28.572 % Long/Short 28.572 % Long/Short 14.284% Long/Short 14.284 % Long/Short 14.284 % Long/Short 14.284 % Sum of weights in each currency = 100% Variation of Tenors Variation of Currencies USD EUR GBP CHF Notes: 1. The Credit Suisse swap indices (the “CS swap indices”) track the value of the underlying swaps included in the Index. The CS swap indices are calculated as excess return indices in their respective local currencies.

By combining long and short positions in different tenors, the Index captures changes in level, slope and curvature of interest rates

Change in Level



S
S
S
Short =
Payer
Swap[1]
1Yr
2Yr
3Yr
4Yr
5Yr

- **Short-Short-Short[1] and Long-Long-Long[2]** position in scenarios of parallel shift, hence TFMI will benefit from a downward (or upward) trend of the interest rate curve (i.e. floating rates are increasing) equally across the different maturities

Change in Slope



L
L
S
Long =
Receiver
Swap[2]
1Yr
2Yr
3Yr
4Yr
5Yr

- **L-L-S and L-S-S (S-L-L and S-S-L)[3]** positions in scenarios of steepening (or flattening), hence the TFMI will benefit from a downward (or upward) trend of the short interest rates and while additionally gaining from a upward (or downward) trend of the long end of the curve
- In such circumstances the TFMI is essentially positioned as steepener or flattener

Change in Curvature



L
S
L
1Yr
2Yr
3Yr
4Yr
5Yr

- **L-S-L (or S-L-S)** positions in situations of concave (or convex) twists, hence the TFMI will benefit from a downward (or upward) move of the short and long end of the curve and benefit from a upward (or downward) move of the 2yr rates

- The Index will struggle to produce positive returns during times when the market is characterized by **extremely low volatility** and the **absence of any sort of trend**
- The Index will lose value during times when the market is characterized by **extremely high volatility** and the **absence of any sort of trend**

Notes:
1. Short means the investor will incur a gain if the underlying swap rate for that tenor rises and a loss if the swap rate for that tenor falls.
2. Long means the investor will incur a gain if the underlying swap rate for that tenor falls and a loss if the swap rate for that tenor rises.
3. For example, L-L-S means that the TFMI is long the 1y and 2y receiver swaps, but short the 5y swap sub-index.

CREDIT SUISSE

8

9 This diversification leads to solid performance on a monthly basis retrospectively calculated Three Factors Model Index: Monthly Net Excess Returns1,2 Source: Credit Suisse and Fortinbras. Notes: 1. The Index is retrospectively calculated prior to June 27, 2008. Such retrospective calculations do not represent actual trading, do not involve financial risk, and may present sharp differences to actual results. In the future, the performance of the Index may be significantly different than the results shown. Past performance is not indicative of future results. 2. Returns are net of 0.60% per annum fixed fees on excess return basis, USD terms; monthly returns are calculated month-on-month whilst annual return is calculated year-on-year. 1,2 2000 2001 2002 2003 2004 2005 2006 2007 2008 Jan 0.70% 1.29% -1.13% 0.33% 0.57% -0.14% -0.63% 0.79% 2.07% Feb -0.33% -0.43% 0.13% 1.71% 0.97% -0.01% 0.16% -0.70% -0.71% Mar 0.42% 0.99% -0.42% -1.39% 0.28% 0.05% 0.81% -0.21% -0.03% Apr -0.20% -0.97% 0.50% -0.18% -0.28% 0.54% 0.62% 0.09% 0.40% May 0.56% -0.37% 0.25% 1.83% 0.49% 0.78% -0.19% 1.71% 1.73% Jun -0.72% -0.49% 2.13% -0.15% 0.12% 0.15% -0.03% 0.82% 0.81% Jul 0.15% 0.45% 3.49% 1.38% -0.26% -0.53% -0.66% -0.44% -1.30% Aug -0.39% 1.40% 1.38% 0.55% 1.44% -0.30% 0.01% 0.37% 0.71% Sep 0.45% 3.23% 2.94% 0.46% -0.79% -0.62% -0.39% 0.54% -1.41% Oct 0.19% 2.33% -2.30% -1.08% 0.39% 0.78% -0.61% -0.79% 2.24% Nov 0.75% -1.82% -1.05% -0.70% 0.39% -0.03% -0.07% 1.26% 5.08% Dec 1.69% 0.76% 1.93% -0.34% -0.53% -0.14% 0.49% -0.35% 3.12% Year 3.29% 6.45% 7.96% 2.38% 2.80% 0.53% -0.49% 3.11% 13.25% 3.29% 6.45% 7.96% 2.38% 2.80% 0.53% 3.11% 13.25% -0.49% -2.00% 0.00% 2.00% 4.00% 6.00% 8.00% 10.00% 12.00% 14.00% 2000 2001 2002 2003 2004 2005 2006 2007 2008  CREDIT SUISSE

10 80.00 90.00 100.00 110.00 120.00 130.00 140.00 150.00 Jan-00 Jan-01 Jan-02 Jan-03 Jan-04 Jan-05 Jan-06 Jan-07 Jan-08 Jan-09 TFMI Source: Credit Suisse Notes: 1. Returns are net of 0.60% per annum fixed fees on excess return basis, in USD terms; average of rolling monthly returns. 2. Downside Volatility measures the standard deviation of the months with returns <0. 3. The Sharpe Ratio for Downside Volatility (also known as Sortino Ratio) divides the Annualised Returns by the Annualised Downside Volatility. 4. Maximum Drawdown is defined as the amount of the worst performance at any point in time between Jan 2000 and present. 5. Calmar ratio is return relative to drawdown: Calmar Ratio = (Compounded Annual Return / Maximum Drawdown) 6. The Index is retrospectively calculated prior to June 27, 2008. Such retrospective calculations do not represent actual trading, do not involve financial risk, and may present sharp differences to actual results. In the future, the performance of the Index may be significantly different than the results shown. Past performance is not indicative of future results. The TFMI exhibits an attractive risk-adjusted excess return Three Factors Model Index: Retrospectively Calculated Historical Performance Since 20006 .. Bloomberg Ticker for USD Excess Return Index: CSFNERUS <Index> Since 2000 Last 12 Months Average Annual Excess Return (1) 3.35% 13.25% Downside Volatility (2) 2.35% 3.24% Sharpe Ratio for Downside Volatility (3) 1.43 4.10 Maximum Drawdown (4) -3.32% -3.02% Calmar Ratio (5) 1.01 4.38

11 128.000 130.000 132.000 134.000 136.000 138.000 140.000 142.000 144.000 146.000 148.000 Jun 27 Jul 11 Jul 25 Aug 08 Aug 22 Sep 05 Sep 19 Oct 03 Oct 17 Oct 31 Nov 14 Nov 28 Dec 12 Dec 26 TFMI Excess Return USD Performance during unprecedented market turmoil Performance of the USD Excess Return TFMI since Inception Sep 15: Lehman Brothers defaults: same positions Sep 30: balanced positions: 6 longs and 6 shorts From Oct 24: all long position Sep 25: maximum in shorts: 9 out of 12

12 IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse or any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters. This material is not a product of Credit Suisse Research Departments. Financial Products may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Credit Suisse and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), relating to the Index or any of the relevant underlyings. Credit Suisse is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a Credit Suisse entity qualified in their home jurisdiction unless governing law permits otherwise. Credit Suisse has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable term sheet, the applicable product supplement, the Prospectus Supplement dated March 24, 2008, and Prospectus dated March 29, 2007, to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable term sheet, applicable product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.